MANHATTAN MINERALS CORP.
NEWS RELEASE

February 9, 2005	TSX Symbol: MAN

Manhattan Discontinues Arbitration Process and Maintains Rights to Tambogrande Mining Project

Manhattan Minerals Corp. (the "Company") announces that it has served notice to discontinue the arbitration process pertaining to the Company's claim to the Tambogrande property in Peru. That arbitration is with Centromin Peru S.A., the state owned mining company from whom the Company was granted a right to earn an interest in the property. However, by discontinuing the process at this stage, the Company retains the right for 10 years from date of initiating the arbitration process to again initiate its claim and all legal actions to preserve and enforce its rights to the Tambogrande mining project.

For additional information, please contact:

Peter J. Guest	604-669-3397
President, and CEO	www.manhattan-min.com

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